UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-39152

QUANTUM BIOPHARMA LTD.

(Registrant)

1 Adelaide Street East, Suite 801

Toronto, Ontario M5C 2V9

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On December 8, 2025, Quantum Biopharma Ltd. (the "Company") furnished a report on Form 6-K, Accession No. 0001753926-25-001860 (the "Original Report"). On December 10, 2025, the Company issued a press release (the “Press Release”) announcing the termination of the At The Market Offering Agreement entered into on October 31, 2025 with H.C. Wainwright & Co., LLC. This Amendment No. 1 to the Original Report (this "Amendment") is being furnished solely to furnish the Press Release as Exhibit 99.1. Except as specifically described in this explanatory note, this Amendment does not reflect events that may have occurred subsequent to the original submission date and does not modify or update in any way the disclosures made in the Original Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUANTUM BIOPHARMA LTD.
(Registrant)

Date December 11, 2025	By	/s/ Donal Carroll
Donal Carroll
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated December 10, 2025 – Quantum Biopharma announces closing of private placement & provides corporate update